Exhibit 1

Notice to U.S. Shareholders

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

August 8, 2013

To whom it may concern

Company:	Kanto Natural Gas Development Co., Ltd.
Representative:	Masanori Yoshii, President and Representative Director
(Code No: 1661 First section of the Tokyo Stock Exchange)
Inquiries:	Shogo Nakayama, Manager of Corporate Administration Division (Phone +81-3-3241-5511)

Company:	Otaki Gas Co., Ltd.
Representative:	Hitoshi Watabe, President and Representative Director
(Code No: 9541 Second section of the Tokyo Stock Exchange)
Inquiries:	Kentaro Arai, Group Manager of General Administration Department
(Phone +81-475-24-0010)

Notice Regarding Integration of Kanto Natural Gas Development Co., Ltd. and

Otaki Gas Co., Ltd. through the establishment of Joint Holding Company

(by Share Transfer)

Kanto Natural Gas Development Co., Ltd. (“KNG”) and Otaki Gas Co., Ltd. (“Otaki”) hereby announce (1) that they have agreed to establish a company, K&O Energy Group Inc. (the “Joint Holding Company”) that will own all the shares in KNG and Otaki, through a Jointly Share Transfer (kabushiki-iten) (the “Share Transfer”) effective on January 6, 2014 (tentative) subject to approval at their respective extraordinary shareholders’ meetings to be held on October 23, 2013 (Otaki) and on October 24, 2013

(KNG), and (2) that they have jointly prepared the Share Transfer Plan relating to the Share Transfer following approval of a Share Transfer Plan by their respective boards of directors at the meetings held on August 8, 2013. The details are described below.

1. Purpose of the Share Transfer

Our group, comprised mainly of KNG and its main subsidiary Otaki (the “Group”), has been striving to help customer’s daily lives and to contribute towards creating a more affluent society, through development and sales of natural gas and iodine, two precious domestically-produced resources.

KNG, which operates a mining business, has developed and produced domestic natural gas and has provided natural gas which it has produced to city gas companies in Chiba prefecture, including Otaki as a leading company which develops natural gas dissolved in water since its establishment in 1931. The production and sales of iodine, which is the second core business next to the natural gas business, is a promising and booming business against the background of its utilization development. Iodine is one of the few resources which Japan, a country lacking in resources, can export to the whole world, and is one of the precious resources in the world. KNG has met the expectations of various stakeholders with respect to iodine.

Otaki, which operates a city gas business, has purchased natural gas from KNG etc. and provided city gas to customers including to homes in Chiba prefecture since Otaki was established by KNG and Otaki succeeded to the gas sales department of KNG in 1956. The number of customers, which was less than 4,000 at the time of establishment, is more than 160,000 today. Otaki has made efforts to expand sales by diversifying sources of gas, for instance introducing sources of gas other than domestic natural gas, like LNG, and selling city gas to major customers such as industrial companies in order to respond to the active demand for city gas.

As a result of operating these businesses, the Group has grown to have consolidated sales of about 79 billion and consolidated ordinary income of about 4.8 billion in the fiscal year ended December 2012, based on its two core businesses of development and sales of natural gas in the Chiba prefecture and the iodine business which caters to markets around the world.

Recently, environmental concerns like global warming and air pollution have drawn attention to natural gas as a source of clean energy. The development and sales of natural gas engaged in by the Group show promise as a business leading the next generation. On the other hand, although the economic environment of our country is on a track to recovery, the general outlook for the economy remains uncertain because our country has serious problems like population decrease caused by the falling birth rate and the aging population and securement of demand and supply of energy, and the world also has unstable factors like instability of political situation and the European financial crisis. The business environment surrounding the Group places great value on safety, securement of stability and environmental compatibility of energy, and requires customers to make use of energy inexpensively and conveniently. The Group needs to provide services which respond adequately to customers’ needs in competition with other energy sources.

In order to respond to this change of business environment and to develop sustainably, KNG and Otaki believe that it is important to utilize the greatest feature that businesses from the upstream sector (i.e., development and production of natural gas) to downstream sector (i.e., sales of city gas to customers) are operated within the Group and to bring about greater synergy within the Group. Based on this perspective, KNG and Otaki reached a common understanding that the best way for the Group, which marked its 80th anniversary of being in business in 2011, in order to continue to develop, is for KNG and Otaki to effectively use and manage the resources of KNG and Otaki to improve their corporate value, under a common policy and strategy. In order to achieve this goal, the Group is required to conform the direction of each company in the Group, to operate development, production, supply and sale of natural gas, which is a domestically-produced source of energy and iodine which is a precious resource, based on a consistent plan and to construct a organization which makes the Group respond promptly to the changing business environment. KNG and Otaki have believed that it is helpful for the improvement of their corporate value from the medium- and long-term standpoint to construct such organization. They have conducted careful and repeated mutual discussions and finally have determined to integrate through the establishment of a holding company with the objectives of i) Strengthening the function of Group strategy, ii) Efficient use of the management resources of the Group, and iii) Maximizing the value to stakeholders.

i) Strengthening the function of Group strategy

By clarifying the goal of the Group and the role of each Group company, the Group will pursue total optimization. To accomplish the goal, the Group will strengthen the function of decision-making and the function of planning and execution of the group strategy. In concrete terms, for the time being, the holding company is planned not to operate the business directly but to specialize in integrating the management strategy centered around making business plans of each operating subsidiary with a comprehensive view of “from development and production to supply and sales”. Each operating subsidiary is planned to be restructured as a company which operates its specialized business and to be totally optimized based on the strategy above.

ii) Efficient use of the management resources of the Group

By efficient distribution of the management resources in the Group, the Group will promote the improvement of the efficiency of management of the whole Group. In addition, the Group will improve cost efficiency by concentrating the headquarters function and back-office section in the holding company and will plan to concentrate management resources on the section into which it is required to put human resources as a strategy of the Group.

iii) Maximizing the value of stakeholders

Each company of the Group will maximize the value of shareholders, customers, employees and members of the regional community by contributing to the growth of the Group by developing their expertise under a structure in which the holding company has functions regarding the strategy of the whole Group.

2. Summary of the Share Transfer

(1) Schedule of the Share Transfer

Board of Directors’ Meeting to approve the Share Transfer (both Parties)	August 8, 2013 (Thursday)

Public Notice of the record date for Extraordinary Shareholders’ Meeting (both Parties)	August 9, 2013 (Friday) (tentative)

Record date of Extraordinary Shareholders’ Meeting (both Parties)	August 31, 2013 (Saturday) (tentative)

Extraordinary Shareholders’ Meeting to approve the Share Transfer Plan (Otaki)	October 23, 2013 (Wednesday) (tentative)

Extraordinary Shareholders’ Meeting to approve the Share Transfer Plan (KNG)	October 24, 2013 (Thursday) (tentative)

Delisting from Tokyo Stock Exchange (both Parties)	December 26, 2013 (Thursday) (tentative)

Commercial Registration of Establishment of the Joint Holding Company (i.e., Effective Date of the Share Transfer)	January 6, 2014 (Monday) (tentative)

Listing of the Joint Holding Company	January 6, 2014 (Monday) (tentative)

Please note that the above schedule may be changed upon the mutual consultation of both companies if necessary to conduct the Share Transfer procedure or due to any other reason.

(2) Method of the Share Transfer

The Share Transfer will be achieved through a joint transfer where the Joint Holding Company will be created as the wholly-owning parent company, and KNG and Otaki will become wholly-owned subsidiaries of the Joint Holding Company.

(3) Description of the Allotment in the Share Transfer

Company	KNG	Otaki
Share Transfer Ratio	1	0.8

(Note 1) Detail of the Allotment in the Share Transfer

0.5 share of common stock of the Joint Holding Company will be allotted for each share of common stock of KNG; and 0.4 share of common stock of the Joint Holding Company will be allotted for each share of common stock of Otaki upon this Share Transfer. The above-mentioned share transfer ratio may be changed upon mutual consultation between both companies if a material change occurs to any underlying conditions of the calculation.

A share unit for the Joint Holding Company is scheduled to be 100 shares.

If there is any fraction of less than one share in the number of shares of common stock of the Joint Holding Company required to be delivered to the shareholders of KNG and Otaki due to the Share Transfer, the Joint Holding Company shall pay the respective shareholders in cash in proportion to such fractions attributed to them, pursuant to Article 234 of the Companies Act of Japan and other related laws and regulations.

(Note 2) Number of new shares to be delivered by the Joint Holding Company

31,342,470 shares of common stock (tentative)

The above number of newly-issued Joint Holding Company shares has been calculated based on the total number of outstanding shares of KNG (60,996,473 shares) and Otaki (17,424,000 shares) as of June 30, 2013; provided, however, that the respective treasury shares which the companies held as of June 30, 2013 (KNG: 10,965,737 shares, Otaki: 1,606,245 shares) have not been included as shares to be exchanged with the new shares in calculating the above number because KNG and Otaki plan to cancel their treasury shares to the extent practically possible before the effective date of the Share Transfer. However, as the number of treasury shares that will be actually canceled before the effective date of the Share Transfer is currently unfixed, there may be a change in the above-mentioned number of new shares issued by the Joint Holding Company. In addition, the number of new shares to be issued by the Joint Holding Company may be subject to change in an event such as any exercise of share options (shinkabu yoyakuken) of KNG and Otaki before the effective date of the Share Transfer.

(Note 3) Treatment of shares less than one share unit

KNG and Otaki plan to apply to have the shares allocated to shareholders of KNG and Otaki due to the Share Transfer listed on the Tokyo Stock Exchange, and if such application is approved, it will be possible to trade the Joint Holding Company’s shares on the Tokyo Stock Exchange. Therefore, shareholders who hold 200 or more shares of KNG or 250 or more shares of Otaki and, thus, are allotted more than 100 (i.e., one share unit) or more shares of the Joint Holding Company should be able to continue to trade shares of the Joint Holding Company on the Tokyo Stock Exchange.

Shareholders of KNG or Otaki who are allotted fewer than 100 shares of the Joint Holding Company will not be able to sell those shares on the Tokyo Stock Exchange or other securities exchanges, but shareholders who have less than one share unit due to the Share Transfer will be able to demand that the Joint Holding Company purchase such shares of less than one share unit, or purchase extra shares to total one share unit.

(4) Treatment of share options and bonds with share options in connection with the Share Transfer

To each of the holders of share options that have been issued by KNG and Otaki, corresponding share options of the Joint Holding Company will be allotted and delivered in exchange for the share option currently held in light of their terms and conditions and the share transfer ratio.

KNG and Otaki have not issued bonds with share options.

(5) Dividend Payment of the Joint Holding Company

The annual dividend amount of the Joint Holding Company will be determined by comprehensively taking into consideration the dividend policies and dividend payment of KNG and Otaki to date, as well as the Joint Holding Company’s business performance in the future, etc.

(6) Dividends of KNG and Otaki based on the record date prior to establishment of the Joint Holding Company

KNG plans to pay an interim dividend of 6 yen per share with the half-year closing date (June 30, 2013) as the record date, as described in “2. Dividend Status” in “The Financial Statement for the Second Quarter of fiscal year 2013 ending on December 2013” dated August 8, 2013. Otaki plans to pay an interim dividend of 4 yen per share with the half-year closing date (June 30, 2013) as the record date, as described in “2. Dividend Status” in “The Financial Statement for the Second Quarter of fiscal year 2013 ending on December 2013” dated August 8, 2013.

Additionally, KNG plans to pay a year-end dividend of 6 yen per share with the year closing date (December 31, 2013) as the record date, assuming a resolution of the 152th ordinary general meeting of shareholders, as described in “2. Dividend Status” in “The Financial Statement for the Second Quarter of fiscal year 2013 ending on December 2013” dated August 8, 2013. Otaki plans to pay a year-end dividend of 4 yen per share with the year closing date (December 31, 2013) as the record date, assuming a resolution of the 58th ordinary general meeting of shareholders, as described in “2. Dividend Status” in “The Financial Statement for the Second Quarter of fiscal year 2013 ending on December 2013” dated August 8, 2013.

(7) Treatment of treasury shares and shares of the Joint Holding Company allotted to KNG and Otaki

To the extent practically possible, KNG and Otaki plan to cancel treasury shares currently held thereby, or acquired in the future by the effective date of the Share Transfer.

As a result of shares of the Joint Holding Company being allotted using the share transfer ratio for the shares of Otaki held by KNG (9,786,000 shares as of June 30, 2013), KNG will hold shares of the Joint Holding Company, the wholly-owning parent company of KNG. However, these shares of the Joint Holding Company will be disposed of on or after the effective date of the Share Transfer, including by means of distribution in kind to the Joint Holding Company, at a suitable date in accordance with the provisions of the Company Act of Japan.

3. Basis for Calculation of Allotment for the Share Transfer

(1) Basis for calculation

In order to ensure the fairness of the share transfer ratio to be used for the Share Transfer, KNG retained Daiwa Securities Co. Ltd. (“Daiwa Securities”) and Otaki retained Deloitte Tohmatsu Financial Advisory Co., Ltd (“Tohmatsu”) to respectively calculate the share transfer ratio in the Share Transfer, and received documents calculating the same.

Daiwa Securities calculated the share transfer ratio for KNG and Otaki adopting the Average Market Price Analysis and Discounted Cash Flow Method (“DCF method”). The results adopting each method are as follows.

The calculation range for the following share transfer ratios sets forth the calculation range in the number of the common stock of Otaki vis-à-vis one share of common stock of KNG.

	Calculation method	Calculation range of share transfer ratio
(i)	Average Market Price Analysis	0.69 ~ 0.83
(ii)	DCF method	0.78 ~ 1.36

The Average Market Price Analysis adopted the closing price on the recording date (August 7, 2013), and the simple average value for the one month period before the recording date, the three month period before the recording date and the six month period before the recording date.

When calculating the share transfer ratio, Daiwa Securities in principle adopted materials provided by each company and publicly available information, and assumed the accuracy and completeness thereof. Daiwa Securities did not independently verify the accuracy and completeness of such information. Daiwa Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of each company and their respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Daiwa Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.

Tohmatsu calculated the share transfer ratio for KNG and Otaki adopting the Average Market Price Analysis and DCF method. The results adopting each method are as follows.

The calculation range for the following share transfer ratios sets forth the calculation range for the common stock of Otaki vis-à-vis one share of common stock of KNG.

	Calculation method	Calculation range of share transfer ratio
(i)	Average Market Price Analysis	0.69 ~ 0.83
(ii)	DCF method	0.72 ~ 1.00

The Average Market Price Analysis adopted the closing price on the recording date (August 7, 2013), and the simple average value for eight business days starting on the business day following July 26, 2013 (the date on which Otaki published the revised earning forecast) and ending on the recording date, the one month period before the recording date, the three month period before the recording date and the six month period before the recording date.

When calculating the share transfer ratio, Tohmatsu in principle adopted materials provided by each company and publicly available information, and assumed the accuracy and completeness thereof. Tohmatsu did not independently verify the accuracy and completeness of such information. Tohmatsu did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of each company and their respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Tohmatsu assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.

Furthermore, Daiwa Securities and Tohmatsu respectively received financial projections for KNG and Otaki respectively from KNG and Otaki and used them as the basis for analysis adopting DCF method. The future profit plans for KNG and Otaki used by Daiwa Securities and Tohmatsu as the calculation basis for DCF method were based on the current organizational structure and did not project any large increases or decreases.

(2) Background to calculations

As described above, KNG and Otaki (a) respectively requested Daiwa Securities and Tohmatsu to calculate the share transfer ratio for the Share Transfer, (b) comprehensively considered their respective financial conditions, the current status of assets, future prospect, etc., by making references to the calculation results and advice from their outside professionals regarding the share transfer ratio, (c) conducted careful and repeated mutual discussions regarding the share transfer ratio, and as a result thereof, (d) finally determined that the above share transfer ratio is reasonable and contributes to the interest of the shareholders of both Parties; thus, KNG and Otaki determined and agreed upon the share transfer ratio for the Share Transfer at their respective board of directors’ meetings held today. The share transfer ratio may be changed upon mutual consultation between both companies if a material change occurs to any underlying conditions of the calculation.

(3) Relationship with advisors performing the calculations

None of the advisors who performed the calculations (i.e., Daiwa Securities and Tohmatsu) falls under a party related to KNG or Otaki, nor do they have a material interest regarding the Share Transfer that requires disclosure.

(4) Treatment of the Joint Holding Company’s listing application

KNG and Otaki plan to have the shares of the newly established Joint Holding Company newly listed on the Tokyo Stock Exchange. The date of listing is scheduled to be January 6, 2014. Each of KNG and Otaki will become a wholly-owned subsidiary of the Joint Holding Company through the Share Transfer. Prior to the listing of the Joint Holding Company, on December 26, 2013, KNG and Otaki will be delisted from the Tokyo Stock Exchange.

The date of delisting is to be finally determined in accordance with the rules of the Tokyo Stock Exchange.

(5) Measure to Ensure Fairness

As KNG is the parent company of Otaki, in order to ensure fairness and appropriateness, both companies separately requested, as stated in section (1), (2) and (3) above, the calculation of the share transfer ratio by independent third party advisors and received the calculation results thereof. By making reference to such calculation results, both Parties carefully examined the share transfer ratio and conducted negotiations and discussions, and as a result, the share transfer ratio was agreed upon between the Parties. Each Party passed a resolution at its respective board of directors meetings to execute the Share Transfer using the agreed-upon share transfer ratio.

KNG has not received a written opinion (fairness opinion) from any third party advisor performing the calculation, setting forth that, the agreed-upon share transfer ratio is fair for KNG’s shareholders from a financial standpoint.

On the other hand, Otaki received a written opinion (fairness opinion) dated August 7, 2013 from Tohmatsu, setting forth that, under the assumptions stated in section (1), (2) and (3) above and other certain assumptions, the agreed-upon share transfer ratio is fair for Otaki’s shareholders except for Controlling Shareholders (“a controlling shareholder and other entities specified by the Enforcement Rules”, set forth in Article 441-2 of Securities List Regulations and Article 436-3 of Enforcement Rules for Securities Listing Regulations of Tokyo Stock Exchange. The same shall apply hereafter.) from a financial standpoint.

KNG and Otaki has also retained respectively Yanagida & Partners and Anderson Mori and Tomotsune as its legal counsel, and is seeking advice with regard to the procedure of the Share Transfer as well as their decision making processes, etc.

(6) Measures to Avoid Conflicts of Interests

Of the directors of Otaki, Mr. Hiroaki Kato, who also serves as a director of KNG falls, or may fall, within the definition of “director who has a special interest”, and thus, in order to prevent any conflict of interest, such director neither participated in the discussions and resolution related to the Share Transfer in Otaki’s board of directors meeting nor participated in the discussions or negotiations with KNG from the position of Otaki.

Also, at the board of directors meeting of Otaki held today, the preparation of the Share Transfer Plan was unanimously resolved by the directors present, excluding Mr. Hiroaki Kato who did not participate in the discussions and resolution related to the Share Transfer in Otaki’s board of directors meeting in order to prevent any conflict of interest. Of Otaki’s audit & supervisory board members, Hiromasa Kito and Shinji Yoshimasu who also serve as audit & supervisory board members for KNG did not express an opinion at the abovementioned meeting of the board of directors of Otaki. All audit & supervisory board members excluding Hiromasa Kito and Shinji Yoshimasu, attended the abovementioned meeting of the board of directors of Otaki and expressed opinions to the effect that they have no objections to preparation of the Share Transfer Plan.

On the other hand, of the directors of KNG, Mr. Hiroaki Kato, who also serves as a director of Otaki falls, or may fall, within the definition of “director who has a special interest”, and thus, in order to prevent any conflict of interest, such director neither participated in the discussions and resolution related to the Share Transfer in KNG’s board of directors meeting nor participated in the discussions or negotiations with Otaki from the position of KNG.

Also, at the board of directors meeting of KNG held today, the preparation of the Share Transfer Plan was unanimously resolved by the directors present, excluding Mr. Hiroaki Kato who did not participate in the discussions and resolution related to the Share Transfer in KNG’s board of directors meeting in order to prevent any conflict of interest.

4. Outline of Parties Concerned in the Share Transfer (as of June 30, 2013)

(1)	Company name	Kanto Natural Gas Development Co., Ltd.	Otaki Gas Co., Ltd.

(2)	Location	2-1-1 Nihonbashi Muromachi, Chuo-Ku, Tokyo Japan	661 Mobara, Mobara-shi, Chiba Japan

(3)	Name and title of representative	Masanori Yoshii, President and Representative Director	Hitoshi Watabe, President and Representative Director

(4)	Content of business	Development, production and distribution of natural gas, production and sales of iodine and sales of brine	Supply, distribution and sales of city gas, construction of gas facilities and sales of gas equipment

(5)	Capital	7,902 million Yen	2,244 million Yen

(6)	Date of establishment	May 24,1917	August 13, 1956

(7)	Number of outstanding shares	60,996,473 shares (including the treasury share)	17,424,000 shares (including the treasury share)

(8)	Fiscal year-end	December 31	December 31

(9)	Total number of employees on a consolidated basis	579	305

(10)	Major business counterparties	Otaki Gas Co., Ltd. Keiyo Gas Co., Ltd. Godo Shigen Sangyo Co., Ltd. Nihon Tennen Gas Co., Ltd. Mitsui & Co., Ltd.	Tokyo Electric Power Company, Incorporated Tokyo Gas Co., Ltd. Kanto Natural Gas Development Co., Ltd. Goi Coast Energy, Ltd. Toden Kogyo Co., Ltd.

(11)	Main financing banks	Sumitomo Mitsui Banking Corporation The Chiba Bank, Ltd. Sumitomo Mitsui Trust Bank, Limited		The Chiba Bank, Ltd. The Chiba Kogyo Bank, Ltd. The Keiyo Bank, Ltd.

(12)	Major shareholders and their respective shareholding ratios	Kanto Natural Gas Development Co., Ltd.	17.97%	Kanto Natural Gas Development Co., Ltd.	56.17%
		Godo Shigen Sangyo Co., Ltd.	15.88%	Otaki Gas Co, Ltd.	9.22%
		Air Water Inc.	15.00%	BBH For Fidelity Low-Priced Stock Fund (Principal All Sector Sub Portfolio)	4.87%
		Keiyo Gas Co., Ltd.	12.00%
		The Master Trust Bank of Japan, Ltd. (trust account)	2.07%	The Chiba Bank, Ltd.	3.63%
				The Chiba Kogyo Bank, Ltd.	2.18%
				The Keiyo Bank, Ltd.	2.18%

(13)	Relationship between the Parties

	Capital	KNG holds 56.17% of Otaki’s outstanding shares.

	Personnel	One person serves as director of both the Parties, and two people also serve as audit & supervisory board members of both Parties.

	Transactions	There are sale and purchase of natural gas, rentals of commercial lands and company residences and consignments of various business activities between KNG and Otaki.

	Related parties (kanren tojisha)	KNG is the parent company of Otaki; thus the companies are related parties (kanren tojisha).

(14)	Results of operation and financial data for the last three years
(Units : millions of yen, unless otherwise noted)

	KNG (consolidated)			Otaki (consolidated)
	Fiscal year ended	Fiscal year ended	Fiscal year ended	Fiscal year ended	Fiscal year ended	Fiscal year ended
Fiscal year	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2010	December 31, 2011	December 31, 2012
Consolidated net assets	59,090	60,239	63,404	17,951	18,955	20,127
Consolidated gross assets	74,991	77,490	81,116	27,406	30,456	31,604
Consolidated net assets per share(yen)	1,038.03	1,053.20	1,103.19	1,128.85	1,191.16	1,264.74
Consolidated sales	57,245	68,129	79,008	47,684	58,394	68,118
Consolidated operating income	2,778	2,992	4,043	1,749	1,982	2,071
Consolidated ordinary income	3,614	3,693	4,800	1,773	1,991	2,092
Consolidated current net income	1,823	1,796	2,174	1,034	1,149	1,289
Consolidated current net income per share (yen)	37.60	37.35	45.16	65.41	72.68	81.53
Dividend per share (yen)	12.00	11.00	12.00	10.00	9.00	9.00

5. Information of the Company to be established upon the Share Transfer

(1)	Name	K & O Energy Group Inc.

(2)	Location	2-1-1 Nihonbashi Muromachi, Chuo-Ku, Tokyo Japan

(3)	Scheduled assumption of office of representative and officers

Chairman & Representative Director

Masanori Yoshii (The current President and Representative Director of KNG)

President & Representative Director

Hitoshi Watabe (The current President and Representative Director of Otaki)

Managing Director

Shintaro Nagahama (The current Managing Director and Representative Director of KNG)

Managing Director

Junnichi Nishimura (The current Managing Director and Representative Director of Otaki)

Managing Director

Sunao Kajita (the current Managing Director of Otaki)

Director

Nobuyuki Sunaga (the current Director of KNG)

Director

Kiyoshi Nakase (the current Director of KNG)

Director

Genjiro Mizuno (the current Director of Otaki)

Director

Takeshi Mori (the current Director of KNG)

Director (non-full-time)

Yuji Tanahashi (the current Chairman and Representative Director of Japan Petroleum Exploration Co., Ltd.)

Director (non-full-time)

Koichiro Otsuki (the current Director of KNG, and the current Chairman and Representative Director of Asia Air Survey Co., Ltd.)

Audit & Supervisory Board Member (full-time)

Hiromasa Kito (the current Audit & Supervisory Board Member of KNG )

Audit & Supervisory Board Member (full-time)

Takao Narushima (the current Audit & Supervisory Board Member of KNG)

Audit & Supervisory Board Member (non-full-time)

Naofumi Tanaka (the current Audit & Supervisory Board Member of KNG)

Audit & Supervisory Board Member (non-full-time)

Nobuharu Yoshimasu (the current Audit & Supervisory Board Member of KNG)

(4)	Content of business	Controlling and managing the business activities of companies that operate gas service, production and sales of iodine etc.by holding their share or equity interest and any businesses, incidental or relating to these business

(5)	Capital	8,000 million Yen

(6)	Fiscal year-end	December 31

(7)	Net assets	Yet to be determined.

(8)	Gross assets	Yet to be determined.

6. Overview of Accounting Treatment

The Share Transfer is expected to qualify as a “transaction under joint control” in the Accounting Standard for Business Combinations (ASBJ Statement No.21 (issued by the ASBJ (Accounting Standards Board of Japan) on December 26, 2008)). Goodwill is expected to be generated in the Joint Holding Company’s consolidated closing of accounts in connection with transactions with minority shareholders, but the details of the accounting treatment are as yet undetermined and, thus, the amount is unable to be calculated. Notice will be given of the amount once finalized.

7. Forecast

The management policies, plans and prospects for results of operations for the Joint Holding Company to be newly established through the Share Transfer will be examined by KNG and Otaki hereafter and notice thereof will be given once finalized.

8. Transaction with Controlling Shareholder

As KNG holds 56.64% of Otaki’s outstanding shares (including indirect holdings), the Share Transfer constitutes a transaction with a controlling shareholder for Otaki.

“Policy Regarding Measures to Protect Minority Shareholders When Carrying Out Transactions with a Controlling Shareholder” in Otaki’s Corporate Governance Report dated April 17, 2013, states that “We make it a basic policy to secure independence from the parent company as a premise for operation of business.” Otaki conducts such transactions as purchases of natural gas, rentals of commercial lands and company residences and consignments of various business activities with its parent company, KNG. Otaki operates freely from KNG as a supplier of city gas which is in charge of the public interest, and transacts independently of KNG.

Similarly, in the Share Transfer, Otaki is taking steps to ensure its management independence from KNG, and intends to determine the share transfer ratio for the Share Transfer and carry out the Share Transfer after taking measures to ensure fairness and avoid any conflicts of interest as described in section 3.(5) and 3.(6) above. As a result of these measures, it is believed that the Share Transfer complies with Otaki’s “Policy Regarding Measures to Protect Minority Shareholders When Carrying Out Transactions with a Controlling Shareholder”.

Additionally, as stated in section 3.(5) above, Otaki received a written opinion (fairness opinion) dated August 7, 2013 from Tohmatsu, setting forth that, under the assumptions stated in section 3(1), 3(2) and 3(3) above and other certain assumptions, the agreed-upon share transfer ratio is fair for Otaki’s shareholders except for Controlling Shareholders from a financial standpoint.

[ END ]

(Reference)

KNG’s consolidated business performance forecast for the current fiscal year (announced on August 8, 2013) and the consolidated business performance of the preceding fiscal year.

(Units : millions of yen)

	Consolidated sales	Consolidated operating income	Consolidated ordinary income	Consolidated current net income
Forecasts of consolidated business performance for the current fiscal year (FY ending December 2013)	80,600	4,500	5,400	2,600
Business performance for the preceding fiscal year (FY ending December 2012)	79,008	4,043	4,800	2,174

Otaki’s consolidated business performance forecast for the current fiscal year (announced on July 26, 2013) and the consolidated business performance of the preceding fiscal year.

(Units : millions of yen)

	Consolidated sales	Consolidated operating income	Consolidated ordinary income	Consolidated current net income
Forecasts of consolidated business performance for the current fiscal year (FY ending December 2013)	67,870	1,540	1,580	1,020
Business performance for the preceding fiscal year (FY ending December 2012)	68,118	2,071	2,092	1,289